UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2024

Commission file number: 001-41387

SaverOne 2014 Ltd.

(Translation of registrant’s name into English)

Em Hamoshavot Rd. 94

Petah Tikvah, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

Attached hereto and incorporated herein is the Registrant’s press release issued on January 31, 2024, titled “SaverOne Signs Contract to Install its Systems on 300 Buses of Leading Israeli Transportation Company Bon Tour”.

EXHIBIT INDEX

Exhibit No.
99.1	Press release titled: “SaverOne Signs Contract to Install its Systems on 300 Buses of Leading Israeli Transportation Company Bon Tour.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SaverOne 2014 Ltd.

Date: January 31, 2024	By:	/s/ Ori Gilboa
		Name:	Ori Gilboa
		Title:	Chief Executive Officer

2